SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 9, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, June 9, 2022 regarding “Ericsson update on engagement with U.S. authorities”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: June 9, 2022

PRESS RELEASE June 09, 2022

Update on Ericsson engagement with U.S. authorities

As previously announced, Ericsson (NASDAQ: ERIC) has been engaged with authorities regarding the review and investigation of the Company’s conduct in Iraq. The United States Securities and Exchange Commission (SEC) has notified the Company that it has opened an investigation concerning the matters described in the company’s 2019 Iraq investigation report. It is too early to determine or predict the outcome of the investigation, but Ericsson is fully cooperating with the SEC.

MORE INFORMATION AT:

Contact person

Peter Nyquist, Head of Investor Relations Phone:

+46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations Phone:

+46 730 95 65 39

E-mail: media.relations@ericsson.com

Media

Corporate Communications Phone:

+46 10 719 69 92

E-mail: media.relations@ericsson.com

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 7:00 pm CEST on June 9, 2022.

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